Filed by Tyco International Ltd. pursuant to
Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction involving Tyco International Ltd (“Tyco”) and Brink’s Home Security Holdings, Inc. (“BHS”) will be submitted to the shareholders of BHS for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of BHS that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of BHS. INVESTORS AND SECURITY HOLDERS OF BHS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s website at www.http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.  Investors and security holders may obtain copies of the documents filed with the SEC by BHS on BHS’s website at www.brinkshomesecurity.com.

Tyco, BHS and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on or about January 15, 2010. Information regarding BHS’s directors and executive officers is set forth in BHS’s proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•                 Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•                 Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•                 the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•                 the diversion of management time on transaction-related issues;

•                 challenges to Tyco’s business model;

•                 intense competition in all of Tyco’s markets;

•                 Tyco’s continued ability to protect its intellectual property rights;

•                 claims that Tyco has infringed the intellectual property rights of others;

•                 significant business investments that may not produce offsetting increases in revenue;

•                 changes in general economic conditions that affect demand for Tyco’s products and services;

•                 adverse results in legal disputes;

•                 unanticipated tax liabilities;

•                 Tyco’s consumer hardware products may experience quality or supply problems;

•                 impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•                 exposure to increased economic and regulatory uncertainties from operating a global business;

•                 acquisitions and joint ventures that adversely affect the business; and

•                 Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of January 19, 2010.  Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

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Breaking News

Acquiring Broadview Security, a Leading North American Security Company

Dear ADT North America Team Member,

For many months now, you have heard senior leaders across Tyco talking about how these economic times present both challenges and opportunities.  Today’s announcement of our plan to acquire Broadview Security represents such an opportunity.  A well known and highly respected company with sales exceeding $500 million, Broadview (formerly known as Brink’s Home Security) has 1.3 million customers across the U.S. and Canada.

Our Largest Acquisition in Many Years

Thanks to your hard work, the support of our customers and the strength of our global businesses, we have weathered the global economic crisis quite well.  We are pleased to say that adding Broadview to our portfolio means that we will be an even stronger partner for our customers as we leverage its best practices and experienced talent.

With 3,500 employees and 25 years in the business, Broadview has a business model that works very well and is consistent with ours, especially given their customer service focus.

Complementary Services and Products

When the transaction is completed, we will be able to add Broadview’s existing expertise and resources to our own in order to broaden our sales, installation and service capabilities.  This combination will allow us to generate new high quality accounts in both residential and small business.

Plenty of Room to Grow

As we all know, the security business is highly fragmented with many competitors in the industry. Additionally, the vast majority of homes in the U.S. and Canada still do not have monitored security.  This represents a significant opportunity for us to grow our business in North America.

Benefits of Combining the Two Companies

In addition to growth opportunities, there are many compelling reasons for the two companies to join together:

•                  Enhanced Geographic Coverage

While ADT has more than 220 offices across the U.S. and Canada, there are still some areas that we don’t serve directly.  Working together, we can broaden our geographic reach to areas that we can support better.

•                  Strong Brand Recognition

When the acquisition is completed, we plan to transition Broadview Security to the well-established ADT brand.  This will enhance the ADT brand and help us attract new customers.

•                  Cost Savings

We will be able to realize savings by operating as a single company.  The opportunities for cost synergies include the areas of duplication such as advertising, real estate and administrative areas.

Timing

This transaction is subject to customary regulatory and Broadview’s shareholder approvals so it is difficult to say when it will be finalized but we are targeting the second half of fiscal 2010 for closing.  Please keep in mind that until the acquisition is completed, we will continue to operate as separate companies and competitors in the marketplace as we have in the past.

During this review period, we will be working together with Broadview to plan for the new ADT.  We are committed to communicating with you as we go through the process of bringing the two companies together.

Finally, please let us say thank you again for all that you are doing to serve our internal and external customers.  Your efforts are making a difference and allowing us to become an even stronger company.

Regards,

Naren Gursahaney	John B. Koch
President, ADT Worldwide	President, ADT North America

IMPORTANT INFORMATION

This foregoing message does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The subject matter discussed in the foregoing message will be addressed in a registration statement on Form S-4 containing a proxy statement/prospectus to be filed by Tyco with the U.S. Securities and Exchange Commission in connection with the proposed transaction.  We urge you to read it when it becomes available because it will contain important information.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco through the web site maintained by the SEC at www.sec.gov.  Information about directors and executive officers of Tyco who may be deemed to participate in the solicitation of proxies in respect of the proposed transaction, as well as information regarding the interests of Tyco and its directors and executive officers in the proposed transaction, will be set forth in the proxy statement/prospectus and other documents filed by Tyco with the SEC.

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